

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2018

Mail Stop 4631

<u>Via E-mail</u>
Timothy J. FitzGerald
Chief Financial Officer
The Middleby Corporation
1400 Toastmaster Drive
Elgin, Illinois 60120

> **Re: The Midlleby Corporation**
> **Form 10-K for Fiscal Year Ended December 30, 2017**
> **Filed February 28, 2018**
> **File No. 1-09973**

Dear Mr. FitzGerald:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief
Office of Manufacturing and
Construction